Exhibit 99.1

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This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

ANNOUNCEMENT ON ADJUSTMENT TO ISSUE PRICE UNDER

THE NON-PUBLIC ISSUANCE OF H SHARES

Reference is made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 26 June 2017, 19 September 2017, 15 November 2017, 22 November 2017, 16 March 2018, 7 May 2018, 16 August 2018 and 30 August 2018 and the circular of the Company dated 22 September 2017 (the “Circular”) in relation to, amongst others, the H Shares Issuance of the Company. Unless otherwise defined, capitalized terms used herein shall have the same meaning as those defined in the announcements and the Circular.

I. OVERVIEW OF THE H SHARES ISSUANCE

The H Shares Issuance was approved at the fifteenth meeting of the seventh session of the Board of the Company on 26 June 2017 and the seventeenth meeting of the seventh session of the Board of the Company on 19 September 2017, and at the EGM and the Class Meetings held respectively on 8 November 2017.

As disclosed in the Circular, the Company intends to issue not more than 590,000,000 H Shares (including 590,000,000 H Shares) by way of non-public issuance to China Southern Air Holding Limited Company, the controlling shareholder of the Company, at the price of HK$6.27 per H Share, and the total proceeds to be raised from the H Shares Issuance shall be no more than HK$3,699.30 million (including HK$3,699.30 million). The issue price under the H Shares Issuance shall be adjusted accordingly in case of the Company’s ex-right and ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve during the period from the date of the meeting of the Board to the date of issuance.

II. THE 2016 PROFIT DISTRIBUTION PLAN AND ITS IMPLEMENTATION

The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a final dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) (tax inclusive) has been distributed, the issue price of the H Shares Issuance will be adjusted to HK$6.156 per H Share accordingly, and the number of H Shares to be issued in the H Shares Issuance will be adjusted to not more than 600,925,925 H Shares (including 600,925,925 H Shares) accordingly.

III. THE 2017 PROFIT DISTRIBUTION PLAN AND ITS IMPLEMENTATION

The Company has completed the implementation of the 2017 profit distribution plan on 12 July 2018, in which a final dividend of RMB1 per 10 Shares (equivalent to HK$1.22 per 10 Shares) (tax inclusive) has been distributed, the issue price of the H Shares Issuance will be adjusted to HK$6.034 per H Share accordingly, and H Shares to be issued in the H Shares Issuance will be adjusted to not more than 613,075,903 H Shares (including 613,075,903 H Shares) accordingly.

IV. ADJUSTMENT TO ISSUE PRICE OF H SHARES

As the implementation of the 2017 profit distribution plan has been completed, the adjustments to the issue price of H Shares to be issued under the H Shares Issuance are as follows:

(1) Adjustment to the issue price

On 15 June 2018, the resolution on the 2017 profit distribution plan was considered and approved at the 2017 annual general meeting of the Company, pursuant to which, a final dividend of RMB1 per 10 Shares (equivalent to HK$1.22 per 10 Shares) (tax inclusive) has been distributed. Since the implementation of the above profit distribution was completed on 12 July 2018, the issue price of the H Shares Issuance has been adjusted to HK$6.034 per H Share. Based on the adjustment formula in the Circular, the adjustment calculation is as follows:

The issue price after adjustment = (the issue price before adjustment–cash dividends distributed per share) = (HK$6.156 per share–HK$0.122 per share) = HK$6.034 per H Share.

(2) Adjustment to the maximum number of H Shares to be issued

Based on the aforesaid adjusted issue price of HK$6.034 per H Share, the adjusted number of H Shares to be issued under the H Shares Issuance will be adjusted to not more than 613,075,903 H Shares (including 613,075,903 H Shares) accordingly. Based on the adjustment formula in the Circular, the adjustment calculation is as follows:

The maximum number of issuance after adjustment = number of shares to be issued before adjustment × issue price before adjustment / issue price after adjustment = 600,925,925 shares × HK$6.156 per share / HK$6.034 per share = 613,075,903 H Shares (round up to an integer).

According to the Approval on Non-public Issuance of Overseas Listed Foreign Shares by China Southern Airlines Company Limited (Zheng Jian Xu Ke [2018] No. 431) issued by the China Securities Regulatory Commission (hereinafter referred to as “CSRC”) in March 2018, the CSRC has approved the Company to issue new overseas listed foreign shares of not more than 600,925,925 H Shares.

According to the proposal regarding the issuance scheme and as required by the approval by the CSRC, the issue price of the H Shares Issuance will be the adjusted issue price under the aforesaid scheme, being HK$6.034 per H Share. The maximum number of shares to be issued under the H Shares Issuance will be the lesser of the maximum number of shares approved by CSRC and the adjusted maximum number under the scheme, being no more than 600,925,925 H Shares (including 600,925,925 H Shares).

Save for the above adjustment to the issue price, other matter relating to the H Shares Issuance remain unchanged. The Company will make further adjustment to the issue price and the maximum number of issuance in case of any ex-rights or ex-dividends events incurred again during the period from the date of the meeting of board of directors to the date of issuance.

By order of the Board

China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

30 August 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.